

Mail Stop 3628

August 8, 2018

Anthony J. Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
301 South College Street
Charlotte, NC 28288-0166

> **Re:** **Wells Fargo Commercial Mortgage Securities, Inc.**
> **Registration Statement on Form SF-3**
> **Filed August 1, 2018**
> **File No. 333-226486**

Dear Mr. Sfarra:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: David S. Burkholder, Esq.
Cadwalader, Wickersham & Taft LLP

Troy B. Stoddard, Esq.
Wells Fargo & Company